From Sci - Fi Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated April 14 , 2022 Relating to Preliminary Prospectus dated April 6, 2022 Registration No. 333 - 262838

F r e e w r i t i n g p r o s p e c t u s s t a t e m e n t This presentation highlights basic information about us and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement (including a prospectus, which is currently is in preliminary form) with the SEC for the offering to which this presentation relates. The Registrations Statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov . The Preliminary Prospectus, dated April 6, 2022, is available on the SEC website at www.sec.gov/edgar . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus, and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com , or by telephone at (212) 813 - 1010. 2

F o r w a r d L o o k i n g S t a t e m e n t s This presentation of Wearable Devices Ltd. (the “Company”) contains “forward - looking statements”. Words such as “expects”, “intends”, “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements when it discusses its vision, its products and technology, market potential for its products, and its products setting the standard for the meta verse. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance the management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s preliminary prospectus dated April 6, 2022, filed with the SEC as a part of the Company’s Registration Statement on Form F - 1 (File No. 333 - 262838), and documents incorporated by referenced therein. Forward - looking statements speak only as of the date the statements are made. The company assumes no obligation to update forward - looking statements to reflect actual results, subsequent evets or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update on or more forward - looking statements, no inference should be drawn that the Company will make additional update with respect thereto or with respect to other forward - looking statements. 3

Issuer Wearable Devices Ltd. Offering type Initial public offering Listing symbol Nasdaq: WLDS and WLDSW Securities offered 3,600,000 Units*, each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share. Each Warrant will have an exercise price of 100% of the public offering price per Unit. Plus 15%, 45 - day over - allotment option, in which the underwriter may exercise it with respect to any combination of securities, as described in the Registration Statement. Gross proceeds $22.3 million (assuming an offering price at the mid - point of the range of $6.20 per Unit) Price range $5.20 - $7.20 Use of proceeds Manufacture and marketing the mudra band, continued research and development of our mudra technology, sales and support of our B2B customers, integration and licensing our mudra technology into our b2b customers’ products and other working capital needs. Outstanding Shares 11,136,850 shares as of April 4, 2022 Outstanding Options and Warrants 1,856,581 Options and Warrants Fully Diluted Basis 12,993,431 Shares Debt $500K Simple Agreements for Future Equity, To be converted into shares upon consummation of the IPO Underwriter Aegis Capital Corp. * Pre - funded Units (each consisting of one Pre - funded Warrant to purchase one Ordinary Share and one Warrant to purchase one Ordinary Share) will be offered to certain Purchasers to the extent necessary to meet certain beneficial ownership requirements as further described in the Registration Statement on Form F - 1 (File No. 333 - 262838), filed on April 6, 2022 4

Transform thoughts and intentions into digital actions Naturally & Intuitively create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology Play video 5

Screen sizes are getting smaller, beyond touch With new devices emerge new interactions Text Input Navigation Voice recognition Hand gestures Tv’s Projectors Desktop, Laptop Smartphones, Tablet AV VR Glasses Smart watches fitness tracker 6

How should we interact with our future devices, beyond touchscreens and hand - held devices? Can we really extend our hands to reach and touch the digital world? 7

A non - invasive neural input interface in the form of a wrist wearable band for controlling digital devices using subtle finger movements Intuitively and naturally The Mudra Band deploys proprietary AI & sensors, to understand the brain signals sent to the fingers 8

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Solving a Billion - User Problem Over 100 companies have purchased our Mudra Inspire development kit Push - Pull B2B & B2C Strategy Two U.S. patents + additional patents pending Over 2,500 pre - orders for the Mudra Band consumer product 10

Mudra Band for Apple Watch $179 After Market Product B2C Pull Mudra Inspire for Corporations B2B Push One time purchase with the possibility of a subscription in the future 11 $4,999 Access to platform Wristband and Application Programming Interface (“API”) Objective: To license & receive royalties from consumer electronic brands

Apple Watch Gesture Band Consumer B2C Touchless operation of Apple Watch order at www.mudra - band.com Watch video 12

Smartwatch AR & VR 2020 2021F 2022F 2023F 2024F 2020 2021F 2022F 2023F 2024F TAM 11.86 billion devices 2021 - 2024 Wearables AR & VR Smart computing Smart home Gaming console Hearables Smart speaker Smartwatch Smart TV Computer Smartphones AR Growth market Double digit growth 14.3% CAGR ( IDC ) Device shipments forecast, millions Emerging market Exponential growth 8 1 .5% CAGR ( IDC ) Device shipments forecast, millions 14.3% CAGR 91 104 119 156 136 81.5% CAGR 7 12 20 38 77 VR Source: International Data Corporation (IDC) Market Forecast 13

Robotics Gaming Sport Analytics Digital health Connected devices Industry 4.0 Our strategy moving forward includes the following identified verticals Monitor Control 14

• Flex Rigid Board • Ergonomic Design Band design Electronics From neural signals to digital signal Sensors Custom Amplifiers for Biological Signals Optimized for Surface Nerve Conductance (SNC) Algorithms Recurrent Model Neural Network Software & Applications User Experience • A wide range of gestures • Continuos tap • Double tap • Discreet gestures 15

• Flex Rigid Board • Ergonomic Design Connecting Buckle User Experience Algorithms Software & Applications Sensors Neural signals Band design H A R D W A R E Li - Po Battery Charging Port SNC Sensors LED 6 DOF IMU Bluetooth LE Power ON/OFF Buckle Self Adjusting Magnetic Charger 16

User Experience Algorithms Software & Applications Sensors Neural signals Band design H A R D W A R E Median nerve Radial nerve Ulnar nerve • From neural signal to digital signal 17 • Electrodes • Low noise amplifier

Custom Amplifiers for Biological Signals Optimized for Surface Nerve Conductance (SNC) • Inertial Measurement Unit (IMU) • Flexible PCB • Printed Circuit Board Ulnar, Radial & Median Nerves Electrodes User Experience Algorithms Software & Applications Sensors Neural signals Band design H A R D W A R E Sensors • IMU Inertial Measurement Unit 18

• Deep learning • Few - shot learning User Experience Algorithms Software & Applications Sensors Neural signals Band design S O F T W A R E 19 Deep learning neural networks Artificial Intelligence architecture

Our Technology

- User Experience
- Algorithms
- Software & Applications
- Sensors
- Neural signals
- Band design

HUMANWARE



Natural and intuitive interaction




Brain – Nerve - Gesture

Gestures can be customized per use case/customer request


Smartwatch
VR Headsets
AR Glasses
Mobile Phones
Tablet
PCS/Laptops
Smart TV
Voice Assistant

- A wide range of gestures
- Continuos tap
- Double tap
- Discreet gestures

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mudra | WEARABLEDEVICES

Increasing production volumes Launching worldwide campaign starting with the USA Delivering on pre - order volumes Expected Initial shipping to Consumers H1 2022 Supporting locally B2B customers for high volume licensing opportunities 21

Project execution expert. Talent in business leading and strategic planning. Manager and team leader. High expertise in major corporate decisions, experience managing the overall operations and resources of the Company. Asher Dahan CEO & Co - Founder Director Guy Wagner Company President & Chief Scientist, Co - Founder Director Hardware expert and main inventor. Multi - disciplinary expertise in board design, biomedical signal processing, embedded programming and sensor design. Leeor Langer CTO & Co - Founder Algorithms expert. Machine learning, and signal / image processing developer. Lead algorithms engineer in industry and academia. Wrote several papers and articles. 22

Team – Executives & Board



Eli Bachar
Director

Director since 2016. Serial investor experience served as director in multiple companies (Xjet3D , 6 Over 6 Vision Ltd., GetSat Ltd., Silentium Ltd., Cupixel Ltd.)



Barry Kaplan
EVP US operation & Director

Director since 2018. From 2012 to 2021, Chief of Operations at Stuhrling Original Group of companies.
From 2009 to 2014 founded and worked as CEO at KIVA watch.
He was Chief Executive Officer and Chief Designer of Alexander Watch LLC from 2014 to 2017



Alon Mualem
CFO

An experienced CFO with diverse experience in multinational hi-tech, communication and industrial companies, both public and private companies. Previously served as the CFO of Eltek (NASDAQ:ELTEK), as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ. and as the CFO of Xfone Inc. and Xfone 018 Ltd.



Offir Remez
EVP of Business development and sales

A serial entrepreneur and a senior business executive with a proven track record among OEMs and international corporations. Co-founder and former President and VP BD of LucidLogix (acq. Google). Active board member and VP BD at Adshir (acq. Snap)Adv. board member at Play-Cast (acq. GameFly), 3DV (acq. Microsoft), North-Bit (acq. MagicLeap), Giraffic (acq. Roku)Co-founder & CEO of Enbaya



Shmuel Barel
CMO

International B2B and B2C marketing and sales expert on both Industrial and consumer products and services.

Highly experienced in business and marketing strategy, branding, digital advertising, media planning, multi-channel analytics, and customer support.

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mudra | WEARABLEDEVICES

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is a neural interface technology addressing a multi Billion - User market across all segments today and in the future We present a unique opportunity to set the standard input interface for the metaverse 25

T r a n s c r i p t o f v i d e o l i n k e d o n s l i d e 5 Today’s science fiction often becomes tomorrow’s reality . You may think that what we’ve just shown you is the distant future – but it’s not . Everything you’ve just seen represents a technological revolution that is taking shape right now . We at Wearable Devices are already creating the metaverse . It wasn’t long ago that a digital device was something outside of you, something completely separate . You were here, the device was there . Now, with the advent of wearables and the Internet of Things, this is changing . People and their devices are becoming gradually closer, more intertwined . Yet one thing remains surprisingly unchanged : the physical interface . For the device to understand what you want it to do, you still have to physically touch it . That is, until these three guys came along . Meet Asher, Guy, and Leeor – the founders of Wearable Devices . They saw things differently : How to connect people and computers directly, human mind to digital mind? Why not remove touch altogether? The Mudra platform is a new era of seamless interaction beyond the touchscreen - with consumer and enterprise applications proven as a perfect market fit . Our dev kits are in use by Fortune 500 corporations - from consumer electronics, to electronic components, IT, software, industry, utilities, and more . By purchasing our technology, these companies are exploring ways to revolutionize their input - and - control verticals . Following a successful evaluation phase, we are commercializing Mudra using a simple licensing model - for integration in hardware and software, with the potential to reach millions of users and devices . Our go - to - market strategy is to generate strong demand among OEMs and consumers, using a viable, branded consumer product of our own : the Mudra Band for Apple watch, which is already on pre - order . Through this strategy, we will boost confidence in our technology and demonstrate its readiness right now, thus driving market growth in the near future . And this entire revolution is based on our patented AI - based neural technology – called MUDRA – which completely removes touch from the equation . We use proprietary bio - potential sensors and deep meta - learning to track neural signals in the user’s wrist, which our algorithms decipher in order to predict finger and hand movements in real time . These gestures are translated into digital commands which are able to control any device . Mudra technology basically lets you control your digital world – and instead of multiple interfaces, there’s just one : you yourself . It’s as close as you can get to controlling things with your mind – and as our technology progresses, that too will become possible . One product using Mudra technology which we’re already taking pre - orders for is Mudra Band for Apple watch . Replacing the existing Apple wristband, it allows for one - handed watch operation by translating your hand, wrist, and finger movements into the watch’s everyday control functions . No need to pause, look at the display, or engage your other hand . You just TAP, CLICK your fingers or twist your hand, and your Apple Watch responds . The applications for the Mudra platform are virtually unlimited . Today digital devices are proliferating faster than ever – mobile phones, tablet computers, handheld TV controllers, game consoles, VR headsets, AR glasses, smart home devices, and that’s just on the consumer side . Once you take all of those and eliminate touch, you’ve revolutionized markets worldwide . We’re already expanding our brand into neurotech and brain - computer interface, with new verticals that include Industry 4 . 0 . What will digital interaction look like 10 years from now, 20 years from now? What will the metaverse be like? As we look to the future, we see Mudra not only as market - disrupting but as world - changing, with unlimited potential to make the world better . With this development, environments everywhere will be able to serve people better – and the revenues will come not from buying this or that product, but simply from people using it . And all this is happening now . We’re already gaining important recognition from the industry, which sees the exponential growth that Mudra technology offers . If you wish to tap into this growth, and think you can become our partner, now’s the time to get in touch . In touch – ”get it .. ? 26

THANK YOU 27